

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 24, 2017

<u>Via E-mail</u>
David Biese
Chief Financial Officer
Jill Intermediate LLC
4 Batterymarch Park
Quincy, MA 02169

      Re: **Jill Intermediate LLC**
               Registration Statement on Form S-1
               Filed February 10, 2017
               Response dated February 17, 2017
               File No. 333-215993

Dear Mr. Biese:

      We have reviewed your registration statement and response letter dated February 17, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Principal and Selling Stockholders, page 115</u>

1. We note the draft disclosure dated February 17, 2017 regarding a planned distribution of all shares of common stock held by JJill Topco Holdings to partners and limited partners. Please advise us if this registration statement covers the planned distribution by JJill Topco Holdings upon completion of this offering. In this regard, please tell us whether the planned distribution will constitute a change of control.

2. Please revise where appropriate, including the diagram on page 7, to reflect the planned distribution on your ownership structure and the breakdown of "Existing Owners" between JJill Topco Holdings, TowerBrook, partners, limited partners, and so forth. Please clarify the vesting terms of any common interests and revise or advise us why the stockholder table footnotes do not address vested and unvested common stock.

<u>Exhibits, page II-2</u>

3. We note from page 115 that JJill Topco Holdings' limited partnership agreement governs the distribution of cash and shares to partners and limited partners. Please advise us why the limited partnership agreement should not be filed as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

         Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Raphael M. Russo
        Paul, Weiss, Rifkind, Wharton & Garrison LLP